September 22, 2010

Kevin Woody, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549

Re:                 Home Properties, Inc.
File No. 1-13136
Definitive Proxy Statement on Schedule 14A filed March 30, 2010

Dear Mr. Woody:

This letter sets forth the response of Home Properties, Inc (the “Company”) to your letter, dated September 13, 2010, setting forth a comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filing listed above.  For your convenience, the comment is reproduced below before the Company’s response.

Definitive Proxy on Schedule 14A Filed March 30, 2010

Executive Compensation
Compensation Discussion and Analysis

Annual Incentive Awards, page 20

1.           We note your response to comment 6 of our letter dated July 8, 2010.  Please tell us how the number of bonus units, which are multiplied to each officer’s bonus factor, was determined.  Disclose the ceiling and the floor and how the bonus units are assigned based on FFO and NOI results.  As applicable, please include similar disclosure in future filings.

Company response:

Pursuant to the Company’s Incentive Compensation Plan, the number of bonus units awarded with respect to each of the FFO and NOI measures range from 4.0 bonus units to 12.0 bonus units, each multiplied by 50% to reflect the FFO/NOI weighting applied in 2010 with regard to the bonus paid for services rendered in 2009. If FFO or NOI are the same as the prior year, the participant receives 5.0 units.  The number of units increases by one for each 1% growth in FFO or NOI over the prior year.  If there is a decline in FFO or NOI, the number of units earned decreases by ½ for each 1% of growth decline.  If the increase in FFO or NOI growth exceeds 7% (which results in a payment of 12.0 units) or if the decline in FFO or NOI exceeds 2% (which results in a payment of 4 bonus units), the Compensation Committee has discretion in determining bonus unit award levels that it will recommend to the Board of Directors for approval.  As disclosed in the 2010 Proxy Statement, the factors the Committee might consider in using its discretion include economic conditions, the Company’s performance relative to its peer group and extraordinary events.

A similar disclosure will be included in future filings.

Conclusion

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments on the financial statements please call me at 585-246-4113 or Ann McCormick, the Company’s Executive Vice President and General Counsel, at 585-246-4105.

Sincerely,

HOME PROPERTIES, INC.

/s/ David P. Gardner

David P. Gardner
Executive Vice President and
Chief Financial Officer

850 Clinton Square / Rochester, New York 14604 / (585) 546-4900 / FAX (585) 546-5433
www.homeproperties.com